UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 2-76262 - NY

NOTIFICATION OF LATE FILING

(Check one):

[X] Form 10-KSB

[_] Form 20-F

[_] Form 11-K

[  ] Form 10-QSB

[_] Form N-SAR

[_] Form N-CSR

For Period Ended: November 30, 2004

[_] Transition Report on Form 10-KSB

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Full Name of Registrant: LASER MASTER INTERNATIONAL, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office: 1000 First Street, Harrison, New Jersey 07029

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a)        The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)        The subject report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

(c)        The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-KSB could not be filed within the prescribed time period.

One of the key employees responsible for compiling financial data has been unavailable to work with the auditors due to illness.

PART IV - OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

Hershel Klein (973) 482-7200

(Name) (Area Code) (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Yes X  No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Laser Master International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 25, 2005

                                                                        By:       /s/ Mendel Klein

                                                                                    Mendel Klein

                                                                                    Chairman